This Form CB contains 7 pages, including all exhibits.

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Olivetti's press-release relating to the withdrawal rights exercised by Olivetti's shareholders.

(b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on June 5, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Olivetti's press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia
1.1**	Olivetti's press-release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.
1.2	Olivetti's press-release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: ______________________

Name: Loris Bisone
Title: General Counsel

Date: June 16, 2003

EXHIBIT 1.2

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares referred to herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934, as amended.

The proposed cash tender offer for a portion of the Telecom Italia savings shares referred to herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The offer referred to herein is being made exclusively by means of an offer document and any accompanying and related document.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

OLIVETTI

- **FINAL FIGURES FOR WITHDRAWALS ARE EQUAL TO 0.12% OF SHARE CAPITAL**
- **CONSEQUENTLY THE TOTAL AMOUNT OF FUNDS FOR THE PUBLIC TENDER OFFER EQUAL EURO 8,989 MILLION**
- **THE PUBLIC TENDER OFFER WILL BE MADE FOR 17.3% OF TELECOM ITALIA ORDINARY SHARE CAPITAL AND 17.3% OF SAVINGS SHARE CAPITAL**

Ivrea, 16 June 2003

Olivetti said that after closure on 12 June 2003 of the period for exercise of withdrawal rights by Olivetti shareholders who did not attend the extraordinary shareholders' meeting of last 26 May (which approved the project for the merger by incorporation of Telecom Italia with and into Olivetti and consequently a company purpose corresponding to that of the merged company, to be adopted upon completion of the merger) and completion of checks on the declarations received from shareholders, **withdrawal rights had been exercised in respect of 10,958,057 Olivetti ordinary shares, representing 0.12% of share capital. The total amount due for reimbursement of withdrawing Olivetti shareholders is therefore Euro 10,940,525.** Withdrawing Olivetti shareholders will be able to receive reimbursement once the merger becomes effective.

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

Consequently, **a maximum total amount of Euro 8,989,059,475 will be allocated for the public tender offer for Telecom Italia ordinary shares (including those represented by American Depositary Shares)** (the "Ordinary Share Offer") **and for the public tender offer for Telecom Italia savings shares** (the "Savings Share Offer"), which were announced in statements released on 5 June. The amount has been determined by deducting the sum set aside for reimbursement of Olivetti shareholders exercising their withdrawal rights from the overall loan of Euro 9,000,000,000 made available to Olivetti in connection with the operation.

Given this amount and the per-share consideration to be offered (Euro 8.010 per Telecom Italia ordinary share and Euro 4.820 per Telecom Italia savings share), **the Ordinary Share Offer will therefore be made for 908,873,776 ordinary shares (including those represented by American Depositary Shares) and the Savings Share Offer will be made for 354,560,274 savings shares. These quantities represent approximately 17.3% of the shares in the respective classes.**

In any case, if the number of acceptances of the offer for the shares of a class does not reach the maximum amount, funds not utilised to purchase shares of that class will be allocated to the purchase of shares in the other class, until the maximum total amount is reached. Through this device of "communicating channels" – which could modify the percentage of shares in each class to which the offer applies – Olivetti intends to ensure that the highest possible number of Telecom Italia shareholders who wish to tender their shares are able to do so.

If, even after application of the "communicating channels" device, the total number of acceptances received exceeds the maximum total amount, Olivetti will proceed by pro ration.

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